Exhibit 99.1

Outcome of the 45th Annual General Meeting

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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 23, 2026

Dear Sir/ Madam,

Sub: Proceedings of the 45th Annual General Meeting ('AGM')

The 45th AGM of the Company was held today, i.e., June 23, 2026, through video conferencing and other audio-visual means, and the business mentioned in the Notice dated May 28, 2026, was transacted.

In this regard, please find enclosed;

- Proceedings of the AGM as required under the Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015
- Chairman's speech delivered at the AGM
- CEO's Presentation to the shareholders

The Company facilitated live webcast of the AGM. The proceedings, Chairman's speech and CEO presentation together with the archive of webcast of the 45th AGM is made available on the Company's website at www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Summary of proceedings of 45th Annual General Meeting of Infosys Limited

The 45th Annual General Meeting ('AGM') of the Members of Infosys Limited ('the Company') was held on Tuesday, June 23, 2026, at 4.00 P.M IST through video conferencing and other audio-visual means ('VC'). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs ('MCA') and circular issued by the Securities and Exchange Board of India ('SEBI') and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder. The Company had also provided live webcast of the proceedings of the Meeting.

DIRECTORS/ KEY MANAGERIAL PERSONNELS JOINED OVER VC
Nandan M. Nilekani, joined from Bengaluru *Non-Executive, Non-Independent Chairman*
Nitin Paranjpe, joined from The Netherlands *Vice Chairman and Independent Director*
Salil Parekh, joined from Mumbai *Chief Executive Officer and Managing Director*
D. Sundaram, joined from Mumbai *Lead Independent Director and Chairperson of the Nomination and Remuneration Committee and Risk Management Committee*
Bobby Parikh, joined from Mumbai *Independent Director and Chairperson of Audit Committee*
Michael Gibbs, joined from Houston, Texas, USA *Independent Director and Chairperson of Stakeholders Relationship Committee and Cybersecurity Risk Sub-committee*
Chitra Nayak, joined from San Francisco, California, USA *Independent Director and Chairperson of Environmental Social Governance Committee*
Govind Iyer, joined from Mumbai *Independent Director and Chairperson of Corporate Social Responsibility Committee*
Helene Auriol Potier, joined from France *Independent Director*
Diane Enberg Jurgens, joined from Greece *Independent Director*
Jayesh Sanghrajka, joined from Bengaluru *Chief Financial Officer*
A.G.S. Manikantha, joined from Bengaluru *Company Secretary*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

OTHER REPRESENTATIVES JOINED OVER VC
Statutory Auditors - representatives of *Deloitte Haskins & Sells LLP, Chartered Accountants*, joined from Bengaluru *Vikas Bagaria – Partner* *Amit Ved – Partner*
Internal Auditors - representative of *Ernst & Young LLP,* joined from Bengaluru *Arun Krishnamurthy – Partner* *Rahul Kumar – Partner* *Abhishek Sabu – Partner* *Deepak Jodhani – Director* *Sudhakar R – Partner* *Nitin Bhatt – Partner*
Secretarial Auditors – representative of Makarand M. Joshi & Co., Practicing Company Secretaries, joined from Mumbai *Vaibhav Dandawate – Partner* *Abhishek Gupta – Associate Director* *Pranali Jain – Deputy Manager*
Scrutinizers - representative of Hemanth, Holla & Co., Company Secretaries, joined from Bengaluru *B Hemanth – Partner* *Swathi Holla – Partner*
QUORUM OF THE MEETING
A total of 326 members representing 4,46,34,277 shares attended the meeting.

The meeting commenced at 4:00 PM IST and concluded at 07:14 PM IST (including time allowed for e-Voting at the AGM).

Nandan M. Nilekani took the Chair and welcomed the Members to the 45th Annual General Meeting of the Company. He informed the Members that the meeting was being conducted through VC in compliance with the applicable circulars issued by the MCA and the SEBI. The Chairman then requested his colleagues on the Board and Management to introduce themselves.

As the requisite quorum was present, the Chairman called the meeting to order. All the Directors of the Company were present at the meeting. The Chairman welcomed the Members, Auditors and other invitees participating through VC and delivered his address to the Members. This was followed by a presentation by Salil Parekh, Chief Executive Officer and Managing Director, on the Company's performance and key developments.

The Chairman informed the Members that, in compliance with the applicable statutory provisions, the Company had provided the facility of remote e-voting on all resolutions set out in the Notice convening the AGM. A.G.S. Manikantha, Company Secretary, presented a summary of the Statutory Auditors' Report and the Secretarial Audit Report for the financial year 2025-26.

Thereafter, the items of business as set out in the 45th AGM Notice, were taken up for consideration. Members were provided an opportunity to seek clarifications, ask questions, and express their views on

the resolutions through VC and web-chat facilities. The Chairman, along with the Management, responded to and addressed the queries raised by the Members.

Following resolutions as set forth in the 45th AGM Notice were placed;

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of financial statements	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Nandan M. Nilekani as a director, liable to retire by rotation	Ordinary
Special Business		
4	Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the Amended 2019 Plan	Special
5	Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("the Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the Amended 2019 Plan	Special
6	Approval of the request for re-classification of certain members of the 'Promoter and Promoter Group' of Company to 'Public' category	Ordinary

The Board of Directors had appointed Hemanth, Holla & Co. Company Secretaries, as the Scrutinizer to supervise the e-voting process (i.e. remote e-voting and voting at the Meeting through electronic voting system). The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

All the resolutions set out in the Notice convening the 45th Annual General Meeting shall be deemed to have been passed on June 23, 2026, subject to receipt of the requisite majority of votes cast by the Members through remote e-voting and e-voting during the AGM, in accordance with the applicable provisions of the Companies Act, 2013 and the SEBI Listing Regulations.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A. G. S. Manikantha
Company Secretary
Membership No: A21918

Place: Bengaluru
Date: June 23, 2026

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com



Nandan M. Nilekani

Infosys®
45TH ANNUAL GENERAL MEETING
www.infosys.com

CHAIRMAN'S SPEECH

Dear Shareholders,

Welcome to the 45th Annual General Meeting of Infosys. On behalf of the Infosys Board of Directors, I appreciate your support for the Company and thank you for taking the time to join us today. Fiscal 2026 has been a year of disciplined execution and resilience for Infosys, even as the external environment continued to evolve. We delivered US$20.2 billion in revenues, growing 3.1% in constant currency, while maintaining a strong adjusted operating margin of 21% and generated US$3.7 billion free cash which is 112.6% of net profit. This is the second consecutive year when we have generated free cash flows of more than 100% of net profit. Large deal TCV for fiscal 2026 was at US$14.9 billion, with 55% being net new. This reflects the strong trust our clients have in us and relevance of our strategy, and provides a robust foundation to build on in the months ahead.

For fiscal 2026, the Board has recommended a final dividend of ₹25. Along with an interim dividend of ₹23 that is already paid, total dividend is ₹48, which is 11.6% growth year-on-year. The total payout for FY25-FY26, including the recently completed buyback, will be 113.9% of free cash flow. With this, we have returned 82.1% of free cash flow cumulatively for two years under the Capital Allocation Policy.

Nitin Paranjpe, who is an Independent Director, has been appointed as Vice-Chairman of the Company effective April 30, 2026.

During fiscal 2026, no directors or KMP were appointed. However, post fiscal 2026, based on the recommendation of the Nomination and Remuneration Committee, the Board appointed Diane Enberg Jurgens as an Independent Director effective April 22, 2026 for a period of three (3) years till April 21, 2029.

The Nomination and Remuneration Committee has also recommended the reappointment of Helene Auriol Potier for a second term of five (5) years. Accordingly, post fiscal 2026, the Board approved her reappointment as an Independent Director from May 26, 2026 to May 25, 2031.

Both the appointment of Diane Enberg Jurgens as an Independent Director and reappointment of Helene Auriol Potier as an Independent Director for the second term have been approved by the shareholders via the recently concluded Postal Ballot.

On the business front, the industry is going through a major technology transition and whenever there is such a transition, questions are asked about our relevance, leadership or ability to maintain growth and margins. Given that AI is a much larger and disruptive technology transition than ever before, the questions are louder and the doubts are more insistent. Moreover, the existential question that is asked of us is, if coding becomes automated, then why are we needed at all? More than three years after GenAI's launch, Infosys is more relevant than ever and well-positioned for the decade ahead.

While we will embrace the best coding tools and improve our productivity, there is much more to do in the software development life cycle. Enterprise context is paramount. Solutions must complement existing investments. They demand rigorous testing, resilient architecture, and foundational cybersecurity. Data governance must reflect an organization's own obligations, not the convenience of any external platform or provider. The AI deployment gap in our large enterprise clients is real, and closing that gap is where the work is. AI will not replace companies like ours. It will amplify those who move with purpose and adapt with speed.

The AI revolution has made legacy modernization urgent in a way nothing else has, and clients are moving to retire the technical debt accumulated over decades. The preference will be to build versus buy for software. All this creates even larger opportunities for us. The defining opportunity lies in integrating intelligent AI systems with mission-critical enterprise platforms. The greatest value will come from combining the world of models and agents with traditional transaction systems that continue to underpin enterprise operations. That convergence is where the next wave of opportunities will emerge.

Our clients trust Infosys to bring hard-won learning to help them navigate the complexities of enterprise AI. Infosys is fully prepared to deliver on that trust, and help our clients navigate their next. We are already collaborating with 90% of our top 200 clients on their AI journeys. Increasingly, they see Infosys as a trusted partner to unlock AI-led value across growth, efficiency, and innovation.

The strategic investments we have made and continue to make in Infosys Topaz position us well to guide our clients as they navigate this structural shift in technology. Combined with the cloud strengths of Infosys Cobalt, we are enabling clients to scale AI with speed, confidence, and enterprise relevance. We recently unveiled our AI-first value framework to help global enterprises unlock AI value at scale. This positions Infosys to tap into an AI-first services opportunity of US$300 to 400 billion by 2030.

Continuous learning and talent transformation have been core to Infosys for many decades. The AI era requires fresh learning and new mental models. We are systematically preparing our talent for this new era, while redeploying those released through productivity gains toward new areas of growth. We recruited over 20,000 college graduates this fiscal year and ended with a workforce of over 3,25,000 employees. During the year, Infosys was recognized as a Global Top Employer in 20 countries for best-in-class HR practices. We were also named one of India's Best Employers Among Nation-Builders 2025 by Great Place to Work.

We have built a strong AI partnership ecosystem spanning compute and cloud platforms, model developers, data and analytics providers, applications, and security technologies. This enables best-in-class AI solutions with the flexibility and resilience required for AI-native, agent-driven enterprises.

During fiscal 2026, we completed two acquisitions: MRE Consulting Ltd., a leading energy and business consulting firm based in the United States; and The Missing Link Group, a cybersecurity service provider based in Australia.

During the year, the Group also entered into definitive agreements on three strategic fronts. Infosys will form a joint venture with Telstra, acquiring a 75% stake in the Versent Group, Australia's leading digital transformation solutions provider and a wholly-owned subsidiary of Telstra Group Limited, delivering cloud and digital transformation services. We also agreed to acquire Stratus Global LLC, a leading insurance consulting and technology services company focused on Guidewire services and headquartered in the United States, and Optimum Achieve Holdings, Inc., together with its subsidiaries, including Optimum Healthcare IT, LLC, a leading healthcare digital transformation and consulting company headquartered in the United States. Both these acquisitions are now complete.

Long-term success must be responsible, inclusive, and sustainable. Our ESG vision for 2030 reflects that conviction, through positive climate action, inclusive and equitable practices, and earning stakeholder trust through ethical governance. We have achieved carbon neutrality for the seventh consecutive year across our global operations, through reduced consumption, renewable sourcing, and high-quality carbon offsets. Renewables now account for 81.8% of our India operations, and our campuses recycle 100% of wastewater through large-scale rainwater harvesting and demand-side efficiency measures. Eleven campuses have achieved TRUE Zero Waste certification, reflecting the scale and consistency of our circular economy approach across geographies.

At Infosys, our purpose is to amplify human potential and create the next opportunity for people, businesses, and communities. We continue to expand our social impact programs through Infosys Foundation, Infosys Science Foundation, Infosys Prize, and Infosys Foundation USA, addressing education, skilling and livelihood training, healthcare, women empowerment, science and research, and environmental sustainability. During the year, in India alone, Infosys Foundation undertook 200 projects impacting 7 million lives.

We have reached 15 million people through digital skilling initiatives anchored by Infosys Springboard, our flagship digital learning platform. We have also been recognized as the world's most ethical company for the sixth consecutive year by Ethisphere, a reflection of our continued commitment to responsible growth.

We have been ranked as the fastest growing IT services brand over the past six years by Brand Finance. Infosys is the natural choice as an AI transformation partner. It is said that to anticipate the future, we should skate to where the puck is going. In this case, the puck is coming to where we have already positioned ourselves.

On behalf of the Board, I want to thank our employees, clients, co-founders and governments of the countries and states where we operate, for their trust in us and generous support. To all our shareholders – it is your encouragement that drives us to deliver our best every day. Our heartfelt thanks to you all.

Nandan M. Nilekani
Chairman

Bengaluru
June 23, 2026

Infosys

45TH ANNUAL GENERAL MEETING

www.infosys.com

UNLOCK AI VALUE

Leading in AI services

Salil Parekh

Managing Director and Chief Executive Officer

Safe harbor

Certain statements in this presentation concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geopolitical situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes particularly in the United States, our Environmental, Social, and Governance ("ESG") vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, and cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in the 'Risk Factors' section in the Annual Report on Form 20-F for Financial Year 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this presentation are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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Financial year 2026 was a strong year

Revenue: $ 20 billion

Growth: 3.1%

Operating margin*: 21%

Free cash flow: $ 3.7 billion

Employees: Over 325,000

Clients with revenue more than $100 million per year: 41

*Adjusted Operating Margin

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Overview of our financial performance


Total Revenue
162,990
178,650
9.6%
FY 25
FY 26
Operating Profit
34,424
36,254
5.3%
FY 25
FY 26
Operating Cash Flow
36,786
35,824
2.6%
FY 25
FY 26
Net Profit
26,750
29,474
10.2%
FY 25
FY 26
Basic EPS
64.50
71.58
11.0%
FY 25
FY 26
Free Cash Flow
34,549
33,097
4.2%
FY 25
FY 26

Note: Above numbers are based on IFRS Consolidated financials in INR Crore

Returning over INR 55,000 crore over the last two years

Dividend per share (INR)


FY 26
48#
FY 25
43
FY 24
38
FY 24
8
(Special dividend)
FY 23
34
FY 22
31

Capital returned[1] to shareholders (INR Crore)


63,794
88,411
55,521
4,721
21,337
37,736
22,624
3,313
62,474
18,058
37,468
FY15-19
FY20-24
FY 25-26
Regular dividend
Special dividend
Buyback

Includes proposed final dividend for FY26 to be approved in today's AGM
(1) Dividend amount is inclusive of Dividend Distribution Tax, as applicable. Buyback amount includes buyback tax

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Strong, debt free, and liquid balance sheet

In INR crore

	FY25	FY26
Property, plant & equipment including CWIP	12,592	13,177
Goodwill and intangibles	12,872	14,942
Other non-current assets	15,728	16,435
Cash and investments*	47,549	43,075
Other net working capital	17,312	16,016
	106,053	**103,645**
Less: Non-current liabilities	9,850	10,348
Total Equity	**96,203**	**93,297**

Above numbers are based on Ind AS Consolidated Financials
* Investments include current investments and non-current investments in Tax-free bonds, Target Mutual funds, NCDs and Government Securities

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We launched a comprehensive AI value framework


AI Trust
AI Strategy and Engineering
Data for AI
Process AI
Agentic Legacy Modernization
Physical AI
ASSURE
ORCHESTRATE
INSIGHT
TRANSFORM
MODERNIZE
INNOVATE
Unlock AI Value

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Six areas of new services opportunity from AI

1	**AI Strategy and Engineering**	AI strategy, building AI agents, and orchestrating across platforms, tools and assets
2	**Data for AI**	Make enterprise data ready for AI models, and drive business insights
3	**Process AI**	Reimagine core business processes using agents
4	**Agentic Legacy Modernization**	Use agents to modernize legacy estates
5	**Physical AI**	Design products and embed AI in physical devices
6	**AI Trust**	Ensure responsible and secure AI


AI Trust
AI Strategy and Engineering
Data for AI
Process AI
Agentic Legacy Modernization
Physical AI
ASSURE
ORCHESTRATE
INSIGHT
TRANSFORM
MODERNIZE
INNOVATE
Unlock AI Value

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Successful AI programs at several clients in these areas

Danske Bank · GE VERNOVA · ABN·AMRO · LIBERTY GLOBAL.

bp · NOVA Chemicals · Lufthansa

TOYOTA · Citizens Bank · Vanguard · METRO BANK · Hertz · posti


AI Trust
AI Strategy and Engineering
Data for AI
Process AI
Agentic Legacy Modernization
Physical AI
ASSURE
ORCHESTRATE
INSIGHT
TRANSFORM
MODERNIZE
INNOVATE
Unlock AI Value

GE VERNOVA · LIBERTY GLOBAL. · zoetis · Telstra · Woodside Energy

wesco · L'ORÉAL · ABN·AMRO · Rich's · KraftHeinz

pepsico · AMERICANA RESTAURANTS · Microsoft · Rolls-Royce · RALPH LAUREN

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Helping clients create impact with AI

Clients' AI Journey

Today

- Fragmented data
- Legacy systems
- Talent scarcity

The Future

- Reimagined business and engineering workflows
- Modernized tech and data foundations
- Secure, scalable operating model

1. **Deep understanding of client landscape**
2. **Domain knowledge**
3. **Robust engineering talent**
4. **Platform & IP**

Navigate Your Next **Leveraging Topaz Fabric** **Strong partnerships**

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Strong AI services growth

In Q3 we shared our AI revenue was 5.5%, approximately $ 1 billion annually

Shared that growing at a fast pace

Thought leadership in AI


AI Trust
AI Strategy and Engineering
Data for AI
Process AI
Agentic Legacy Modernization
Physical AI
ASSURE
ORCHESTRATE
INSIGHT
TRANSFORM
MODERNIZE
INNOVATE
Unlock AI Value

Leader ratings in **16** categories in FY 26 for AI

Gartner | Forrester | IDC | Everest Group | NelsonHall | HFS | Constellation Research

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Our Cobalt cloud capabilities provide the infrastructure for AI

- Strong partnerships
- Good growth with AI and migration
- Modernization
- Applications on foundation models, agents

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Data is the foundation of AI

Enable all enterprise data, structured and un-structured, to be available for AI model work

Ensure data is secure and trusted to have enterprise differentiation

Bring together customer and supplier data

Continued focus on cost efficiency

- Automation
- Pyramid efficiency
- Productivity
- Improve key portfolios
- Reduce indirect costs

Leading delivery organization



Excellent delivery capability, with tremendous client trust

Work on large, complex programs

Deep and multi-service offering to support global clients

Leading learning capability

Extreme attention to six AI areas

We have made focused investments in our brand

- Top 100 brand in the world in FY 26
- Top 3 most valuable IT services brand globally
- Fastest growing IT services brand for 6 years
- Leading in analyst perception for AI (Topaz) and Cloud (Cobalt)

Acquisitions

Acquisitions – healthcare and insurance areas

Optimum Healthcare IT® – An Infosys company

Stratus

Simplus – an Infosys company

Carter.

Base Life Science

InTech

GuideVision

WONGDOODY®

Oddity

InSemi Technology

Fluido

Blue Acorn iCi

Kaleidoscope® Innovation

Stater – Mortgage Services | An Infosys Company

Infosys® Compaz

Infosys® Versent

HiPUS – An Infosys company

MRE® Consulting

themissinglink®

Versent transaction yet to be closed

Our work in support of the community

200 projects

We have impacted over 7 million people in India

With Springboard, over 10 million people receive free learning around the world

We have enhanced 4.3 billion liter water capacity by restoring 11 lakes

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We are working as One Infosys


ONE INFOSYS

Support our clients as One Infosys

Work across service lines, geographies, and industries

Bring the best of Infosys for our clients

Conclusion

- Strong execution in the financial year
- Leading AI strategy and execution
- With approximately $ 1 billion of AI services revenue annually, growing fast
- With strong AI partnerships
- Stable organization
- One Infosys
- Continued trust of our clients

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